UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KE Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

482497104 **

(CUSIP Number)

Tencent Holdings Limited

Level 29, Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each American Depositary Share represents three Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	Schedule 13D/A	Page 1 of 5

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 410,842,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 410,842,111
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,842,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 482497104	Schedule 13D/A	Page 2 of 5

1	NAME OF REPORTING PERSONS Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,499,801
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 245,499,801
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,499,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 482497104	Schedule 13D/A	Page 3 of 5

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2020 (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value US$0.00002 per share (the “Class A Ordinary Shares”), and American depositary shares, each representing three Class A Ordinary Shares (“ADSs”), of KE Holdings Inc., a limited liability company organized and existing under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows.

The Schedule 13D relates to the Class A Ordinary Shares of KE Holdings Inc. (“Class A Ordinary Shares”), an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China.

Item 2. Identity and Background

Schedule A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)    During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule D is hereby amended and supplemented by adding the following before the sub-title named “General” in this Item:

On May 5, 2022, the Issuer granted a total of 125,692,439 restricted Class A Ordinary Shares under the Issuer’s 2022 global share incentive plan to Mr. PENG Yongdong, the chairman of the Board and chief executive officer of the Company, and Mr. SHAN Yigang, an executive director of the Company. On May 11, 2022, the Issuer completed a dual primary listing (the “Listing”) of its Class A ordinary shares on the Main Board of The Stockf Exchange of Hong Kong by way of introduction. Upon the Listing, 727,407,230 Class B Ordinary Shares held by Propitious Global, a controlling shareholder of the Issuer, was converted into the same number of Class A Ordinary Shares on a one-to-one basis. As a result of the above events, the Issuer’s total outstanding Class A Ordinary Shares increased to 3,635,326,756 as of May 11, 2022 as disclosed in an announcement publicly filed with The Stock Exchange of Hong Kong Limited as an Exhibit to the Form 6-K filed with the SEC on May 11, 2022.

In connection with the Listing of the Issuer’s Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong completed on May 11, 2022, Tencent Mobility Limited entered into a stock borrowing agreement with Goldman Sachs International on May 5, 2022 to make available, for a period of three months, to Goldman Sachs International stock lending facilities of up to 152,000,00 Class A Ordinary Share, or approximately 4.2% of the Class A Ordinary Shares, in issue to implement certain bridging and liquidity arrangement for the purpose of meeting demand for the Issuer’s Class A ordinary shares in Hong Kong and to maintain an orderly market.

CUSIP No. 482497104	Schedule 13D/A	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a) - (b)

Items 7 through 11 and 13 of each of the cover page of the Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent Mobility may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 245,499,801 Class A Ordinary Shares held of record by Tencent Mobility, representing 6.8% of the total issued and outstanding Class A Ordinary Shares; and

Tencent is the parent company of Tencent Mobility. In addition, Parallel Galaxy, Parallel Stellar, Morespark and Sunshine Peak are beneficially owned and controlled by Tencent. Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 78,947,370 Class A Ordinary Shares held of record by Parallel Galaxy, 33,625,445 Class A Ordinary Shares held of record by Parallel Stellar, 49,169,495 Class A Ordinary Shares held of record by Morespark and 3,600,000 Class A Ordinary Shares represented by 1,200,000 ADSs held of record by Sunshine Peak. As such, Tencent may deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of an aggregate of 410,842,111 Class A Ordinary Shares held of record by Tencent Mobility, Parallel Stellar, Parallel Galaxy, Morespark and Sunshine Peak, representing 11.3% of the total issued and outstanding Class A Ordinary Shares.

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding of 3,635,326,756 immediately after the Listing publicly disclosed in an announcement publicly filed with The Stock Exchange of Hong Kong Limited as an Exhibit to the Form 6-K filed with the SEC on May 11, 2022.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 482497104	Schedule 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D Amendment]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive Officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A.M. Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Tencent Mobility Limited

The names of the directors and the names and titles of the executive officers of Tencent Mobility Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility Limited.

Name	Present Principal Employment	Citizenship

Directors:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Executive Officers:

N/A